UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BellRing Brands, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

07831C103

(CUSIP Number)

March 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07831C103	13G	Page 2 of 4 Pages

1	Names of Reporting Persons Post Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power* 19,397,339
	6	Shared Voting Power* 0
	7	Sole Dispositive Power* 19,397,339
	8	Shared Dispositive Power* 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person* 19,397,339
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 14.2%
12	Type of Reporting Person (see instructions) CO

*	Number of shares as of March 10, 2022. See Item 4 below.

CUSIP No. 07831C103	13G	Page 3 of 4 Pages

Item 1(a). Name of Issuer:

BellRing Brands, Inc. (“New BellRing”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

2503 S. Hanley Road

St. Louis, Missouri 63144

Item 2(a). Name of Person Filing:

Post Holdings, Inc. (“Post”)

Item 2(b). Address or Principal Business Office or, if None, Residence:

2503 S. Hanley Road

St. Louis, Missouri 63144

Item 2(c). Citizenship:

Post is a Missouri corporation.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”)

Item 2(e). CUSIP No.:

07831C103

Item 3.

Not applicable.

Item 4. Ownership.

Explanatory Note: On October 26, 2021, New BellRing (then BellRing Distribution, LLC), a wholly-owned subsidiary of Post, entered into a Transaction Agreement and Plan of Merger (as amended February 28, 2022, the “Transaction Agreement”) with Post, BellRing Intermediate Holdings, Inc. (then BellRing Brands, Inc., “Old BellRing”) and BellRing Merger Sub Corporation, a wholly-owned subsidiary of New BellRing (“Merger Sub”). Pursuant to the Transaction Agreement and subject to certain conditions, among other things, (i) on March 9, 2022, Post contributed (such contribution, the “Separation”) its share of BellRing Class B common stock, all of its membership interests of BellRing Brands, LLC and cash to New BellRing in exchange for all of the then-outstanding equity of New BellRing and debt securities of New BellRing, (ii) on March 10, 2022 (the “Closing Date”), New BellRing converted into a Delaware corporation and changed its name to BellRing Brands, Inc., (iii) following the Separation and such conversion, Post distributed an aggregate of 78,076,841 shares of New BellRing Common Stock to Post shareholders in a pro-rata distribution (the “Distribution”) and (iv) following the Distribution, Merger Sub merged with and into Old BellRing, with Old BellRing continuing as the surviving corporation and a wholly-owned subsidiary of New BellRing. Immediately following the Distribution, Post owned 19,397,339 shares of Common Stock, or approximately 14.2% of the shares of the Common Stock outstanding as of such time.

CUSIP No. 07831C103	13G	Page 4 of 4 Pages

(a) Amount beneficially owned:

19,397,339 shares of Common Stock.

(b) Percent of class:

14.2%. The percent of class is determined by dividing the number of shares of Common Stock that Post holds by 136,362,031. The denominator of 136,362,031 is the number of shares of Common Stock of the Issuer issued and outstanding.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

19,397,339

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

19,397,339

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2022	Post Holdings, Inc.

	By:	/s/ Diedre J. Gray
	Name:	Diedre J. Gray
	Title:	EVP, General Counsel & Chief Administrative Officer, Secretary